

Mail Stop 3561

May 30, 2008

Mr. J. Matt Simmons, Jr.
Vice President and Controller
PPL Corporation
PPL Energy Supply, LLC
Two North Ninth Street
Allentown, PA 18101-1179

> **RE: PPL Corporation**
> **File No. 1-11459**
> **PPL Energy Supply, LLC**
> **File No. 1-32944**
> **Form 10-K for Fiscal Year Ended December 31, 2007**
> **Filed February 29, 2008**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
> **Filed May 2, 2008**

Dear Mr. Simmons:

We have reviewed the responses in your letter dated May 23, 2008 and have the following additional comment. Please provide a written response to our comment. Please be as detailed as necessary in your explanation. We ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 8. Financial Statements and Supplementary Data

Combined Notes to Consolidated Financial Statements
Note 8. Credit Arrangements and Financing Activities
Distributions, Capital Contributions and Related Restrictions

1.   We reviewed your response to comment no. three in our letter dated May 9, 2008. Please explain to us in further detail why the financial ratios contained in financing agreements, leasing arrangements and organization documents which limit the ability of consolidated subsidiaries to make dividends, distributions

and/or loans do not have the effect of restricting net assets. Please also elaborate on whether non-compliance with those financial ratios would restrict the amount of funds that may be loaned or advanced by consolidated subsidiaries. In addition, your response appears to imply that Section 305 of the Federal Power Act restricts payments of dividends in excess of retained earnings. Yet you concluded that PPL and PPL Energy Supply did not have restricted net assets at December 31, 2007. Please clarify and, if applicable, tell us the amount of restricted net assets and your basis of computation.

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comment and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comment. Please submit your response letter on EDGAR.

If you have any questions regarding this comment, please direct them to Adam Phippen, Staff Accountant, at (202) 551-3336. In his absence, please direct your questions to me at (202) 551-3344.

Sincerely,

William Thompson
Branch Chief